# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Scotts Miracle-Gro Company, CIK 0000825542
CUSIP: 810186106
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 14111 Scottslawn Road, Marysville, Ohio (OH), 43041
Date of event which requires filing of this statement: 12/09/2025
Filed by CIK 0000945527
Persons authorized to receive notices and communications: Rob McMahon & Ivan Smith, c/o Hagedorn Partnership, L.P., 44 South Bayles Avenue, Suite 218, Port Washington, New York (NY), 11050, (516) 767-5745; Louis Rambo, Proskauer Rose, LLP, 1001 Pennsylvania Avenue NW, Suite 600, Washington, District Of Columbia (DC), 20004-2533, (202) 416-6800

## Reporting persons
- Hagedorn Partnership, L.P. (CIK 0000945527): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,217,641; sole dispositive power 0; shared dispositive power 13,217,641; aggregate amount beneficially owned 13,217,641 (22.8% of the class)
- Katherine Hagedorn Littlefield (CIK 0001180173): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,940; shared voting power 13,217,641; sole dispositive power 6,940; shared dispositive power 13,217,641; aggregate amount beneficially owned 13,224,581 (22.8% of the class)
- James Hagedorn (CIK 0001180171): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 134,668.71; shared voting power 13,217,641; sole dispositive power 134,668.71; shared dispositive power 13,217,641; aggregate amount beneficially owned 13,352,309.71 (23% of the class)
- Nathan Baxter (CIK 0001785595): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 66,536.11; shared voting power 13,217,641; sole dispositive power 66,536.11; shared dispositive power 13,217,641; aggregate amount beneficially owned 13,284,177.11 (22.9% of the class)
- Robert Hagedorn (CIK 0001247299): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,217,641; sole dispositive power 0; shared dispositive power 13,217,641; aggregate amount beneficially owned 13,217,641 (22.8% of the class)
- Susan Hagedorn (CIK 0001247301): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,217,641; sole dispositive power 0; shared dispositive power 13,217,641; aggregate amount beneficially owned 13,217,641 (22.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: The Scotts Miracle-Gro Company
Address of issuer's principal executive offices: 14111 Scottslawn Road, Marysville, Ohio (OH), 43041
Comment: By this Amendment No. 9, the Hagedorn Partnership. L.P. (the "Partnership") and the other Reporting Persons further amend and supplement the responses to Items 4, 5, 6 and 7 of the Statement on Schedule 13D, as heretofore amended (the "Schedule 13D"), filed with respect to the common shares, $0.01 par value per share (the "Shares"), of The Scotts Miracle-Gro Company (formerly "The Scotts Company"), an Ohio corporation (the "Issuer"). Capitalized terms not otherwise defined have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5 and Item 6 of this Amendment No. 9 is incorporated by reference to this Item 4.

On September 16, 2025, the Partnership, on behalf of Mrs. Hagedorn Littlefield, entered into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "10b5-1 Trading Plan"). The 10b5-1 Trading Plan provides for periodic sales of up to an aggregate of 130,000 Shares beginning on December 18, 2025. The amount and timing of sales, if any, pursuant to the 10b5-1 Trading Plan will be determined based on the terms of the 10b5-1 Trading Plan, market conditions, share price and other factors. The 10b5-1 Trading Plan will terminate at the earlier of the execution of all sale orders pursuant to the 10b5-1 Trading Plan or December 17, 2026, or when the 10b5-1 Trading Plan is otherwise terminated pursuant to its terms.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

See rows (11) and (13) of the cover pages to this Schedule 13D, incorporated by reference to this Item 5(a). The percentages set forth on the cover pages to this Schedule 13D are based on 57,995,369 outstanding Shares, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 25, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D, incorporated by reference to this Item 5(b).
Transactions in the class effected during the past sixty days: The information set forth in Schedule I with respect to transactions in the Issuer's securities by the Reporting Persons is incorporated by reference to this Item 5(c). Except as set forth on Schedule I, no Reporting Person has effected any transaction in the Issuer's securities since the filing of Amendment No. 8 to the Schedule 13D, filed with the Securities and Exchange Commission on November 21, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On December 9, 2025, the Partnership entered into a Credit Agreement (the "Credit Agreement") with Wells Fargo Bank, National Association ("Wells Fargo"). Pursuant to the terms of the Credit Agreement, Wells Fargo extended a revolving line of credit to the Partnership in an amount not to exceed $75 million. The Partnership used proceeds from the line of credit to pay the remaining balance on its previous credit agreement, which has been terminated, including the pledge of Shares to secure the prior facility. In connection with the Credit Agreement, the Partnership has pledged as security 3,000,000 Shares. The Reporting Persons intend for the Credit Agreement to provide a source of liquidity that does not involve the sale of additional Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 Seventh Amended and Restated Agreement of Limited Partnership, dated November 19, 2025, of Hagedorn Partnership, L.P.

## Signatures
- Hagedorn Partnership, L.P.: /s/ Susan Hagedorn, Susan Hagedorn, Attorney-in-Fact (12/11/2025)
- Katherine Hagedorn Littlefield: /s/ Susan Hagedorn, Susan Hagedorn, Attorney-in-Fact (12/11/2025)
- James Hagedorn: /s/ Susan Hagedorn, Susan Hagedorn, Attorney-in-Fact (12/11/2025)
- Nathan Baxter: /s/ Susan Hagedorn, Susan Hagedorn, Attorney-in-Fact (12/11/2025)
- Robert Hagedorn: /s/ Susan Hagedorn, Susan Hagedorn, Attorney-in-Fact (12/11/2025)
- Susan Hagedorn: /s/ Susan Hagedorn, Susan Hagedorn (12/11/2025)